EXHIBIT 1
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[DESC LOGO]

              DESC ANNOUNCES PRELIMINARY FIGURES ESTIMATED FOR THE
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                             SECOND QUARTER OF 2000
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Mexico City, July 5, 2000 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announces preliminary figures estimated for the second quarter ended June 30, 2000, in keeping with its commitment to provide information to shareholders and investors.

                ESTIMATED RESULTS FOR THE SECOND QUARTER OF 2000
                ------------------------------------------------

                           (In millions of US dollars)

------------------------------ --------- ----------- ------------------ ----------- --------------------------
                                  UNIK      GIRSA          AGROBIOS         DINE          CONSOLIDATED
------------------------------ --------- ----------- ------------------ ----------- --------------------------
------------------------------ --------- ----------- ------------------ ----------- --------------------------
SALES                             $ 287       $ 206               $ 84        $ 24                      $ 601
------------------------------ --------- ----------- ------------------ ----------- --------------------------
OPERATING INCOME                     46          17                  1         6.5                       70.5
------------------------------ --------- ----------- ------------------ ----------- --------------------------
OPERATING MARGIN                  16.1%        8.3%               1.3%       27.3%                      11.7%
------------------------------ --------- ----------- ------------------ ----------- --------------------------
EBITDA                             $ 61        $ 24                $ 5         $ 7                       $ 96
------------------------------ --------- ----------- ------------------ ----------- --------------------------

------------------------------ --------- ----------- ------------------ ----------- --------------------------

Note: Figures US dollars for Sales, Operating Income, Operating Margin and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

                     RESULTS FOR THE SECOND QUARTER OF 1999
                     --------------------------------------

                           (In millions of US dollars)

----------------------------- ---------- ----------- ------------------ ----------- --------------------------
                                 UNIK       GIRSA         AGROBIOS         DINE           CONSOLIDATED
----------------------------- ---------- ----------- ------------------ ----------- --------------------------
----------------------------- ---------- ----------- ------------------ ----------- --------------------------
SALES                           $ 252.3     $ 177.9            $ 85.7*       $36.9                    $ 552.8
----------------------------- ---------- ----------- ------------------ ----------- --------------------------
OPERATING INCOME                   39.3        27.5               5.5*        14.9                       87.2
----------------------------- ---------- ----------- ------------------ ----------- --------------------------
OPERATING MARGIN                  15.6%       15.5%              6.4%*       40.3%                      15.7%
----------------------------- ---------- ----------- ------------------ ----------- --------------------------
EBITDA                           $ 47.8      $ 33.9               $ 5*      $ 15.7                    $ 104.3
----------------------------- ---------- ----------- ------------------ ----------- --------------------------

----------------------------- ---------- ----------- ------------------ ----------- --------------------------

Note: Figures US dollars for Sales, Operating Income, Operating Margin and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

* To facilitate comparisons, figures do not include results for poultry business.


                                GENERAL OVERVIEW
                                ----------------

>> Significant increase in sales principally in the autoparts and chemicals businesses.
>> The food business continued registering extraordinary charges, which affected operating income.
>> Figures for the food sector do not include the poultry business, which was sole in December of 1999.

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


UNIK (AUTOPARTS)
Strong results continue, primarily due to positive trends in the Mexican and U.S. automotive industry. During the quarter, higher sales volumes in stamping products, aluminum and steel wheels and cv joints were registered.

GIRSA (CHEMICALS AND DIVERSIFIED PRODUCTS)
After a difficult first quarter, the outlook for this sector has begun to improve. Recovery is reflected by an increase in sales prices during the month of April, and a slower increase in the cost of raw materials during the quarter April-June 2000.

AGROBIOS (FOOD PRODUCTS)
Extraordinary charges in ASF's operations, as well as lower sales volumes for Corfuerte affected results in this sector.

DINE (REAL ESTATE)
Performance in this sector was supported by improved sales in the Bosques de Santa Fe project as well as strong results in the Four Seasons Hotel in Punta Mita. The real estate sector is expected to improve versus the first quarter of this year.


CONTACTS:

------------------------------------ ----------------------------------- -------------------------- ------------------------
Arturo D'Acosta Ruiz                 Alejandro de la Barreda             Alex Cancio, Peter         Webpage
Corporate Treasury Director          Manager of Investor Relations       Firestein                  www.desc.com.mx
525 261 80 00 ext 2830               525 261 8000 ext 2813               Thomson Financial          ---------------
                                     abarredag@mail.desc.com.mx          Investor Relations
                                     --------------------------          212-701-1973

------------------------------------ ----------------------------------- -------------------------- ------------------------

Statements included in this report regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of the home country, industry and international markets, therefore they are subject to change.

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